Filed by Andrew Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Allen Telecom Inc.
Commission File No.: 001-06016

On June 25, 2003, the following document was posted to Andrew Corporation's internal internet for employees and distributed to Allen Telecom employees.

Welcome to the fifth issue of the Transaction Update, a weekly communication for the employees of both Andrew Corporation and Allen Telecom about our pending merger.

In this update, you will find:

  •
  Definition of the Tier 1 Organization Chart

  •
  The New Andrew Sales Model

  •
  Day One Preparations

  •
  An example of the New Andrew Operating Model

  •
  "What to Expect Next" in the Transaction/Integration Process

  •
  Q & A Update

Please note: this merger is still subject to stockholder approval. Final Andrew Corporation and Allen Telecom stockholder votes will be compiled on July 15, 2003. Once the stockholders of both companies approve the transaction, the merger can be legally implemented.

The Tier 1 Organization Chart

A new Andrew Tier 1 Organizational Structure has been developed that integrates the divisions of Allen Telecom with the product groups of Andrew to create new, realigned product and market solutions focused groups. These new groups are Cable Products, Antenna Products, Coverage Solutions (interim working name), Base Station Components (interim working name) and Network Solutions. A Worldwide Sales organization will also provide global and regional based sales and account management for the combined company's markets and customers. In addition, key functional areas such as Finance, Corporate Development, Merger Integration, Strategic Planning, Marketing Communications and MIS are also part of the Tier 1 Organization.

The Tier 1 Organization Structure is:

Organization Structure Update

To view a larger image of this chart, please click here.

In addition to the above chart, please note the following organizational placements for other current Andrew and Allen Telecom businesses and Tier 1 senior management:

  •
  The Decibel Base Station Antenna Business Unit will reside in the Antenna Group and be headed by Peter Mailandt

  •
  The Antenna Specialists Mobile Antenna Business Unit will reside in the Antenna Group and be headed by Kim Goryance

  •
  The Comsearch Business Unit will reside in the Network Solutions Group and be headed by Doug Hall. The Network Solutions Group will also contain Allen's current Geolocation and Test and Measurement businesses.

  •
  Forem will reside in the Base Station Components Group (interim working name) and report to Piero Villa (interim)

  •
  Power Amplifiers, Forem USA and Telia will reside in the Base Station Components Group (interim working name) and will report to Jude Panetta (interim)

  •
  Mikom, Tekmar, CCOM and Allen Telecom Sweden will reside in the Coverage Solutions Group (interim working name) and will report to Piero Villa

Work is also underway to determine the remaining organizational assignments. The integration team's goal is to announce as many Tier 2 assignments as possible in the July 11th Transaction Update. It is also the team's objective to complete all remaining organizational assignments as soon as possible after the expected closing date in mid-July but no later than August 31st.

The New Andrew Sales Model

The Sales Integration Team presented and received approval for the new Andrew Sales Model, which has been designed to sell the "end-to-end" product solutions of the new Andrew in integrated multi-product packages. The Sales approach is team-based, drawing on the business and relationship management expertise of account managers combined with technical marketing and application support from the Cable, Antenna, Coverage Solution (interim working name) and Base Station Components (interim working name) and Network Solutions Product Groups.

The structure of the Sales Organization is: (Please note, account specific details and the number of account managers have yet to be determined).

Sales Organization:
Account Management and BU Aligned Technical Marketing Structure

To view a larger image of this chart, please click here.

The Sales Organization Account Management and Product Group/Business Unit Technical Marketing Support combine together to form an integrated team as illustrated below.

New Andrew Sales Model: Integrated Teams

To view a larger image of this chart, please click here.

More information will be provided once the detailed plans are completed, approved and ready for implementation.

Day One Preparations

To present an immediate united front to the various stakeholder audiences of the new Andrew, preparations are underway to put the Andrew brand name and logo on as much of the current Allen materials as possible the day after the transaction close, which has been dubbed Day One. Changes are already underway to have Andrew Corporation permanent external signage on key Allen Telecom facilities. Zoning and legal requirements could delay some signage changes until August.

For Day One, all external Allen web sites will remain active but will have references to Allen Telecom removed, and a message about the merger added. The Andrew.com web site will also include a merger message as well as links to all Allen sites. Each Allen site will also link back to www.andrew.com.

Effective Day One, all Allen locations will use Andrew Corporation stationery including letterhead paper and envelopes, where legally permitted. Andrew stickers will be provided to add to your existing business cards, and new business cards are scheduled to be available within 30 days after Day One. If you use a badge at your location, that will be changed to Andrew for Day One as well, if legally permitted.

Additionally, Customer and Supplier/Vendor notifications and a public news release for analysts will be issued on Day One confirming key points of the transaction close.

In the next few weeks, Allen employees will be receiving details on how to update their telephone and voice mail greetings, e-mail signatures and fax machine ID headers for Day One. Training will be provided to operator, administrative support and customer service staff on the proper way to answer the phone and route customer requests. Be sure to watch for this important information. How we present ourselves on Day One will be one of the first impressions our customers will have of the new Andrew.

The New Andrew Operating Model—Working Examples

In Transaction Update 4, the new Andrew Operating Model was presented. As explained, the Operating Model calls for the new Andrew to have centralized and decentralized aspects for each of the corporate functions.

What exactly does "centralized" vs. "decentralized" mean? As an example, for the MIS function in the new Andrew, all hardware and software standards will be determined at the corporate or "centralized" level. This will promote consistency of use throughout the organization. On the Group/Business Unit level, local or "decentralized" hardware and software support would be required to provide timely response to individual hardware and software users. Local MIS requirements will be decentralized but will report on a centralized basis.

Finance, Treasury, Tax, Legal and Procurement policies, procedures and operating standards will be determined at the corporate level, but transaction processing will be decentralized at regional centers or specific locations as appropriate, reporting to corporate. As new operating systems are implemented, the location of the transaction processing may change.

For Quality, the centralized function will manage the Quality System while the Group/Business Unit will handle specific tasks such as meeting the documentation and measurement requirements of the Quality System.

More examples and details will be provided as the corporate functions are further defined.

"What to Expect Next" in the Transaction/Integration Process

Between now and the transaction close date, there are some important milestones in preparation for the launch of the new Andrew. Here is a projected timeline of the key activities:

June 23-27	Proxy vote reminder letters sent to stockholders

July 1
Detailed Integration Team plans scheduled for presentation and approval. The detailed plans for each Integration Team includes the budget, key linkages, timeline/critical milestones and a cost benefit analysis for the High Level Plans approved on June 6th.
July 15	Andrew and Allen stockholder meeting date
July 16	Pending stockholder approval, Day One activities including signage, stationery, web site, etc. changeovers as detailed above
July	Initial communications with customers by Sales to confirm transaction close and confirm the new Andrew is "all about the customer."
July-Sept.	One-on-one meetings with customers to present new collateral materials including a new corporate capabilities presentation
July 29	June quarterly combined earning release will provide both Andrew and Allen results

Quality Q & A

A Quality Integration Team with representatives from both Allen and Andrew was formed with the mission to develop an optimal approach for coordinating the quality efforts throughout the new Andrew. There are sixteen elements of the quality system being addressed. There will be one quality system organized by corporate, business unit and local responsibilities. A detailed plan is being formed, identifying actions and timeframes against the sixteen elements of the system.

Will the registration Allen Quality Systems for ISO (International Organization for Standardization) convert to BSI Management Systems?

There are cost and other benefits to having one registrar. The quality network is looking into regional or business registrations vs. by location. BSI is being considered, as most of the Andrew facilities use BSI as the registrar.

Will all the quality procedures change after the merger?

Some will; some won't. There will be common top-level policies. Business units will drive commonality of design and process to assure global consistency of product.

Will Andrew use their internal quality auditors?

ISO auditors will be selected from a pool of trained people across the organization.

Will additional training be provided for internal auditors on the BSI?

Training will be provided to the Andrew Quality System, not to a registrar.

How much of a difference exists between BSI and NQA (National Quality Assurance)?

BSI, as other registrars, must follow RAB (Registrar Accreditation Board) guideline for auditing. There is very little difference in the audits. The distinguishing factor between registrars is the working relationship and value added.

Will the ISO standards change regarding quality format, quality plan, and policy manual?

Yes, there will be one format, business unit quality plans, and one policy manual.

Are all Andrew and Allen facilities ISO certified?

Yes, to ISO 9001:2000, some also to TL9000 (Telecommunications Quality Certification) or QS9000 (USA Automotive Quality Certification).

If manufacturing of product is moved to a different facility in the new Andrew, will any quality issues be affected?

Yes. This is being addressed on a contractual and customer basis. For example, any product supplied to automotive OEM customers must have a new Production Part Approval Process (PPAP) sampling submitted to the customer for approval.

Questions/Comments

Thank you for submitting questions about the Andrew-Allen transaction. We will continue to communicate answers and information when we have answers and as long as we are legally allowed to do so. Please be sure to get any additional questions to your local HR Representative who will ensure that the questions are raised to the appropriate integration team as well as the Communications Team. Alternately, you may submit your question via e-mail to integrationquestions@andrew.com.

Additional Information And Where To Find It

On June 10, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003 and any other relevant materials filed by Andrew or Allen with the SEC because they contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus was sent to Andrew and Allen security holders of record as of May 27, 2003 on or about June 12, 2003 seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Andrew and Allen with the SEC as the SEC's website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and other such documents may also be obtained from Andrew or Allen. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the transaction. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interest of Andrew's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interest of Allen's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003.